

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 13, 2007

via U.S. mail and facsimile

Mr. Michael R. Elia
Senior Vice President and Chief Financial Officer
FastenTech, Inc.
8500 Normandale Lake Boulevard
Suite 1230
Minneapolis, MN 55437

> **RE: FastenTech, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Filed December 22, 2006**
> **File No. 333-108365**

Dear Mr. Elia:

We have reviewed your response letter dated March 5, 2007 to our letter dated February 20, 2007 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Segment Results of Operations, page 40

1.   We have reviewed your response to our prior comment 1. We note in your response, that "EBITDA is an important component used in measuring the Company's compliance with the terms of its revolving credit facility…" Based on your response, it is unclear whether EBITDA is also used as a liquidity measure. If so, you must (i) include a reconciliation of EBITDA to your cash flows from operating activities as this would be the most directly comparable

financial measure of liquidity under GAAP (ii) disclose why management believes that the presentation of EBITDA as a liquidity measure provides useful information to investors and (iii) disclose the additional purposes, if any for which management uses EBITDA as a liquidity measure.

In your response to us, please show us your proposed disclosures that you will present in your future filings for EBITDA as a liquidity measure and a performance measure.

3. Divestitures and Discontinued Operations, page 69

2.   We have reviewed your response to our prior comment 7. We note in your response that you considered pretax income, but you determined it to be less meaningful because it is not a measure analyzed by your investors. Please explain to us why an investor would not consider your pretax income to be an important measure of your business. In consideration of SPOA's pretax loss of $513 and the loss on the sale of SPOA of $2,284 related to the write-off of fixed assets and goodwill, it appears that your total loss on discontinued operations related to SPOA is $2,797, which would increase your consolidated pretax income from $4,901 to $7,698. Please confirm our understanding. Therefore, it appears that your loss on discontinued operations is 36.3% of your consolidated pretax income. In light of this significant percentage, it remains unclear to us how you determined the discontinued operations of SPOA is not material and thus should not be separately reported pursuant to paragraphs 41-43 of SFAS 144. Please explain to us your continued assessment that the discontinued operations of SPOA is not material to your financial statements.

*   *   *   *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Melissa Rocha, Staff Accountant, at (202) 551-3854, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief